Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

March 30, 2020 - For Immediate Release

Great Panther Files NI 43-101 Technical Reports on the Guanajuato Mine Complex

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”) announces that two technical reports regarding the Guanajuato Mine Complex have been filed. The reports are titled "NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico”, dated March 17, 2020, and "NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico”, dated March 27, 2020 (the “Technical Reports”). The Technical Reports were prepared by Robert F. Brown, P. Eng., Qualified Person & Acting V.P. Exploration, and Mohammed Nourpour, P. Geo., Qualified Person & Resource Geologist. The Technical Reports are in support of Great Panther’s March 9, 2020 news release announcing an updated Mineral Resource Estimate at the Guanajuato Mine Complex, with effective dates of July 31, 2019 for the San Ignacio Mine and October 31, 2019 for the Guanajuato Mine. The Technical Reports are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.greatpanther.com.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company trading on the Toronto Stock Exchange under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther’s operations include the Tucano Gold Mine in Brazil, and the Topia Mine and Guanajuato Mine Complex, comprising the San Ignacio and Guanajuato mines, in Mexico. It also owns the Coricancha Mine in Peru which is currently on care and maintenance.

For more information, please contact:

David Wiens, CFA

VP, Corporate Finance & Treasury

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

dwiens@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com